                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                        --------------------------------
                                  FORM 12b-25

                        Commission File Number 000-21001

                          NOTIFICATION OF LATE FILING

(Check One):  [  ]  Form 10-K   [  ]  Form 11-K  [  ]  Form 20-F  [X]  Form 10-Q
              [  ]  Form N-SAR

For Period Ended:    June 30, 2000

[  ] Transition Report on Form 10-K      [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F      [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

     For the Transition Period Ended: ______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  NMT Medical, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number): 27 Wormwood Street City, state and zip code: Boston, Massachusetts 02210

                                    PART II
                            RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The resignation of Mr. Thomas M. Tully as the President and Chief Executive Officer of the Registrant on April 8, 2000, immediately following the closing of the disposition by the Registrant of certain assets comprising its neurosciences division (the "Division") to various entities associated with Integra LifeSciences Holdings Corporation (the "Integra Sale"), has placed a significant strain on the Registrant's managerial and operational resources. Moreover, the Registrant experienced additional management changes following Mr. Tully's resignation. In particular, Mr. William J. Knight, the Registrant's Vice President - Finance and Administration, Chief Financial Officer and Acting Co-President, resigned from each of his positions effective as of August 15, 2000. Due to this strain on the Registrant's management, the Registrant will be unable to assemble without unreasonable effort or expense the necessary information to file its Form 10-Q for the quarter ended June 30, 2000 (the "Form 10-Q") by August 14, 2000. The Registrant anticipates filing the Form 10-Q on or about August 21, 2000.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

          Randall W. Davis (Acting Co-President), 617-737-0930

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                              [X]  Yes  [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                              [X]  Yes  [   ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  The Registrant's results of operations will change significantly from the corresponding period for the quarter ended June 30, 2000. The Registrant has treated the Integra Sale as a discontinued operation in its December 31, 1999 year end financial statements and filed such financial statements as part of its Form 10-K for the year ended December 31 1999, as amended by Amendment No. 1 thereto on Form 10-K/A, and in its Form 10-Q for the quarter ended March 31, 2000. Accordingly, the consolidated financial statements of the Registrant for the quarter ended June 30, 1999 will be restated to reflect the financial results of the Division as a discontinued operation. The financial statements for the quarter ended June 30, 2000 will also reflect the discontinued operations for the Division, and the Registrant's management also expects to record an asset impairment charge of $10-15 million in the quarter ended June 30, 2000 to reflect the impairment of the book value of the Registrant's neurosciences assets, including the operations in Biot, France. The asset impairment charge is an estimate based on the ongoing review of strategic alternatives for the neurosurgical products business. However, for the reasons set forth in Part III above, the Registrant will not be able to assemble without unreasonable effort or expense the necessary information to file its Form 10-Q by August 14, 2000.

                               NMT Medical, Inc.
              ----------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  August 15, 2000        By:   /s/ William J. Knight
                                     -------------------------------
                               Name:  William J. Knight
                               Title: Chief Financial Officer

                                      -3-